SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2*

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HAWKER RESOURCES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

420126 10 4

(Cusip Number)

Darrell Peterson, Corporate Secretary
4500 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7
(403) 298-3316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issues

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of the Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SIGNATURES

CUSIP No. 420126 10 4

1.	Name of Reporting Persons: Ronald Mathison		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,625,134

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,625,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,625,134

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.55%

14.	Type of Reporting Person (See Instructions): IN

Item 1.   Security and Issues

This statement on Schedule 13D relates to the Common Shares of Hawker Resources Inc. (formerly known as SYNSORB Biotech Inc.), a corporation organized under the laws of Alberta, Canada (“Hawker”). The principal offices of Hawker are located at Suite 700, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

Item 2.   Identity and Background

(a)   This statement is filed by Ronald Mathison (a “Reporting Person”). Mr. Mathison owns all of the capital stock of Matco Investments Ltd. (“Matco Investments”). Matco Investments controls Matco Capital Ltd. (“Matco Capital”).

(b)   The business address for Matco Investments, Matco Capital, and Mr. Mathison is Suite 400, 407 – 8th Avenue SW, Calgary, Alberta, Canada T2P 1E5.

(c)   Mr. Mathison is the President and Chief Executive Officer of Matco Investments. The primary business of each of Matco Investments and Matco Capital is investments.

(d)   During the last five years, neither the Reporting Person nor any of the executive officers or directors of Matco Investments or Matco Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither the Reporting Person nor any of the executive officers or directors of Matco Investments or Matco Capital was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Mathison is a Canadian citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Mathison funded his purchase of Common Shares on December 5, 2003, from his personal funds.

Item 4.   Purpose of the Transaction

On December 5, 2003, Hawker closed a private placement of 2,900,000 Common Shares. Mr. Ronald Mathison, a director of Hawker, agreed to purchase 177,600 shares at the issue price of $5.25 per share for his account.

Mr. Mathison purchased 177,600 Common Shares on December 5, 2003. Consequently, Mr. Mathison holds 177,600 Common Shares (.72%) directly, has shared investment and shared dispositive power with respect to 16,600 Common Shares (.06%), and through Matco Capital controls 1,430,934 Common Shares (5.77%) of Hawker.

The Reporting Person acquired the Common Shares of Hawker for investment purposes. Through representation on Hawker’s Board of Directors, the Reporting Person is in a position to influence the management policies and control of Hawker with the aim of increasing the value of Hawker and the Reporting Person’s investment in the Common Shares.

Item 5.   Interest in Securities of the Issuer

As of the date of this statement, Ronald Mathison beneficially owns 1,625,134 Common Shares, representing approximately 6.55% of the outstanding Common Shares on such date. Mr. Mathison beneficially owns 1,430,934 Common Shares as a result of his control of Matco Investments. Mr. Mathison beneficially owns 16,600 Common Shares as a result of shared investment and shared dispositive power with Corey Martel, Josephine Catchuella, Ken

Mathison and Tara Whidden with respect to such shares. Mr. Mathison directly owns 177,600 Common Shares as a result of his participation in the private placement discussed in Item 4.

Except as noted above, the Reporting Person has not effected any other transactions in the Common Shares of Hawker during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Hawker.

Item 7.   Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned Reporting Person, the information set forth in this statement is true, complete and correct.

Dated December 15, 2003

(Signed) “Ronald Mathison” Ronald Mathison